Exhibit 99.1

SciSparc Ltd. Announces $20 Million Standby Equity Purchase Agreement

TEL AVIV, Israel, January 24, 2024 (GLOBE NEWSWIRE) – SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, today announced that it has entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, Ltd. (“YA”), a fund managed by Yorkville Advisors Global, LP. Under the terms of SEPA, YA is committed to purchase up to $20 million of the Company’s ordinary shares over the next thirty-six-month period, subject to a beneficial ownership cap of 4.99% of the share capital of the Company. The purchase price of the ordinary shares will be at a 3% discount of the weighted average price of the Company’s ordinary shares during the three consecutive trading day period commencing on the trading day of the delivery of an advance notice by the Company.

The Company will have the right in its sole discretion to sell shares to YA from time to time upon the issuance of an advance notice, which has no right to require the Company to sell any shares, following the effectiveness of a registration statement with the Securities and Exchange Commission registering the ordinary shares issuable pursuant to the SEPA and other customary closing conditions.

The Company intends to use the proceeds from the potential offering of the ordinary shares pursuant to the SEPA for working capital and other general corporate purposes.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential sale of securities pursuant to the SEPA and the proposed use of proceeds from the SEPA. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055